Goldspring, Inc.
P.O. Box 1118
Virginia City, NV 89440

August 4, 2006

Tangela S. Richter
Branch Chief
Bureau of Corporation Finance
U. S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re: Your Letter of July 21, 2006 Regarding Goldspring, Inc.

Dear Ms. Richter:

I am in receipt of your letter of July 21st regarding our Preliminary Proxy Statement on Schedule 14A, filed July 17, 2006 (“Preliminary Proxy”), Form 10-KSB for the Fiscal Year Ended December 31, 2005 (“10-KSB”) and Form 10-QSB for the Fiscal Quarter Ended march 31, 2006, filed May 15, 2006, as amended (“10-QSB”). As always we appreciate the time and effort put in by the Commission’s Staff in reviewing these filings and fully intend to respond to all comments within the time period allotted. However, in an effort to facilitate review of our Preliminary Proxy so that we may move to a Definitive 14A as soon as practicable, I will address the Preliminary Proxy in this letter and follow up with a separate letter on the 10-KSB and 10-QSB at the beginning of next week. My responses correspond to the numbered comments in your letter regarding the Preliminary Proxy.

Please note that in order to facilitate your review, in addition to filing this letter with our amended Proxy, we will send this to your office via email, along with a copy of the marked changed pages of the amended Proxy.

General

1. We will make all efforts to ensure that our amended disclosure, per your specific comments, is consistently applied throughout our filings for all affected disclosures.

Preliminary Proxy

Proposal 1: Increase in Authorized Capital Stock

2. You have asked us to revise this proposal to better clarify whether we have any current plans, proposals or arrangements to issue any of the additional shares, for instance as part of the pending $2.2 million financing package and proposed mine acquisition.

Ms. Tangela Richter
August 4, 2006

We have clarified the proposal to show that the $2.2 million financing package is in the form of a convertible debenture financing, so there is the potential for the issuance of additional shares, although none would be initially issued. With regard to the proposed mine acquisition, the mining rights in question are to be purchased by a third party, with a lease of the mining rights to the Company, and since the original drafting of the 14A, it has been determined there is no actual current intent for the Company to purchase the mine.

Proposal 2: Approval of 2006 Stock Option and Incentive Plan

3. You have asked us to provide an equity compensation table.

A table has been inserted within the text of Proposal 2 in the Preliminary Proxy.

Proposal 4: Authorize the Company to Effect a Reverse Stock Split of the Company’s Common Stock in a Range of Not Less Than 1:10 and Not More Than 1:200, as Determined in the Sole Discretion of Its Board of Directors

4. After further conversation with your staff, we understand the Commission’s concern about providing this level of discretion to the Board, and the Board, through further resolution, has fixed the reverse split ratio at 1:200.

5. Thank you for bringing Rule 10b-17 to our attention, and we will ensure that its procedures are followed in connection with implementing the reverse stock split.

6. We have included a table in the text of Proposal 4, which discloses the number of shares of common stock; (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of a stock split.

On behalf of the Company, I acknowledge that:

A. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

B. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

C. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I thank you in advance for your assistance in ensuring that our filings provide the best quality disclosure possible to the public and encourage you to contact either myself at (480) 603-5151 or our counsel, Jolie Kahn, at (214) 263-5407 with any questions or comments regarding the foregoing.

Very truly yours,
/s/ Robert T. Faber
Robert T. Faber
CEO